EXHIBIT 12.1



               RATIO OF EARNINGS TO FIXED CHARGES
               ----------------------------------


     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                                   9 Months
                                                   ended
1992       1993      1994      1995       1996     4/30/97
----       ----      ----      ----       ----     -------
28.8       23.6      17.0       8.1        4.9       3.7

To date, the Trust has not issued any preferred shares; therefore, the ratio of earnings to combined fixed charges and preferred share dividends are unchanged from the ratios presented in this section. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.